FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2010
30 April 2010

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO. 1  Press release of British Sky  Broadcasting  Group plc announcing BSkyB to delist from New York Stock Exchange released on  30 April 2010

British Sky Broadcasting Group to delist from New York Stock Exchange, deregister from the Securities and Exchange Commission and move from full listing to Level 1 ADR

British Sky Broadcasting Group ("Sky" or "the Company"), the UK's leading entertainment and communications company, today announces its intention to delist its American Depositary Shares ("ADSs") from the New York Stock Exchange and to terminate its registration and reporting obligations under the Securities Exchange Act of 1934 (the "Exchange Act").  Each ADS represents four Sky ordinary shares, evidenced by American Depositary Receipts ("ADRs").

Less than 2 per cent of Sky's shares are held through its ADR programme, and the Company no longer believes it appropriate from a cost and administrative perspective to retain its SEC registration and NYSE listing.  Sky will continue to comply with the UKLA Listing, Disclosure and Transparency rules.

The Company intends to maintain its ADR facility as a Level 1 ADR programme.  This means that the Company's ADSs will be traded on the US over-the-counter market.  Accordingly, Sky has not arranged for the listing of its ADSs or ordinary shares on another national securities exchange or for the quotation of its ADSs or ordinary shares in a quotation medium in the United States.  However, Sky currently expects that its ADSs will be quoted on OTCQX.  The Company's ordinary shares will continue to trade on the London Stock Exchange.

Sky intends to file Form 25 with the Securities and Exchange Commission ("SEC") on or about 10 May 2010 to effect this delisting.  The delisting is expected to be effective 10 days after the filing. The Company also intends shortly thereafter to file Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act.  By operation of law, the deregistration will be effective 90 days after the filing, unless the Form 15F is earlier withdrawn by the Company or is denied by the SEC.  The Company reserves the right to delay the filing of Forms 15F and 25 or to withdraw them for any reason prior to their effectiveness.

Analysts & Investors:

Robert Fraser : 020 7705 3706

Alison Dolan : 020 7705 3623

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 30 April 2010                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary